UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 17, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 June 2018 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A Stock Exchange Announcement dated 08 June 2018 entitled ‘2018 Annual Report on Form 20-F’

3.             A Stock Exchange Announcement dated 11 June 2018 entitled ‘CHANGE IN VODAFONE’S OWNERSHIP OF VODACOM GROUP AND VODACOM GROUP’S OWNERSHIP OF ITS SOUTH AFRICAN SUBSIDIARY’

4.             A Stock Exchange Announcement dated 13 June 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.             A Stock Exchange Announcement dated 28 June 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

RNS Number: 0365Q

Vodafone Group Plc

01 June 2018

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 May 2018:

Vodafone’s issued share capital consists of 28,814,830,488 ordinary shares of US$0.20 20/21 of which 2,138,269,660 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,676,560,828. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 8227Q

Vodafone Group Plc

8 June 2018

2018 Annual Report on Form 20-F

Vodafone Group Plc (“Vodafone”)

Vodafone has today filed its 2018 Annual Report on Form 20-F with the US Securities and Exchange Commission (the “SEC”). It is available at vodafone.com/20f and also on the SEC’s website (sec.gov).

In addition, shareholders resident in the United States can receive a hard copy of the Annual Report free of charge upon request by contacting db@astfinancial.com or the toll-free dedicated Vodafone ADR helpline at AST on +1 800 233 5601.

- ends -

RNS Number: 8694Q

Vodafone Group Plc

11 June 2018

CHANGE IN VODAFONE’S OWNERSHIP OF VODACOM GROUP AND VODACOM GROUP’S

OWNERSHIP OF ITS SOUTH AFRICAN SUBSIDIARY

Vodafone notes the announcement today by Vodacom regarding its transaction that is intended to support incremental broad-based BEE (black economic empowerment) and ownership in Vodacom.  As a result of the transaction, Vodacom’s BEE ownership will move from Vodacom South Africa to Vodacom Group. Vodacom will increase its ownership of Vodacom South Africa from 93.75% to 100% and issue new Vodacom Group shares to its BEE investors, diluting existing Vodacom Group shareholders on a proportionate basis. Consequently, it is expected that Vodafone’s shareholding in Vodacom will fall from 64.5% to approximately 60.5% [1].

- ends -

[1] The Vodacom South Africa / Vodacom Group share exchange ratio will be based on the 60-day volume weighted average price of the Vodacom Group share on the last practicable date before the final approval of the Vodacom Group and YeboYethu (Vodacom South Africa BEE shareholders) circulars by the JSE, expected to be 3 July 2018. For further details please refer to the SENS announcement made today by Vodacom.

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 31 March 2018, Vodafone Group had 535.8 million mobile customers and 19.7 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

Vodacom shareholding

Vodafone’s holding in Vodacom is currently directly held by Vodafone Investments (SA) Proprietary Limited (“VISA”) (56.18%) and Vodafone International Holdings B.V. (“VIHBV”) (8.32%).  Upon dilution from 64.5% to 60.5%, the shareholdings will change to 52.70% by VISA and 7.80% by VIHBV.

RNS Number: 2528R

Vodafone Group Plc

13 June 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter and Anna Katarina Strömbäck Reiter
2	Reason for the notification
a)	Position/status	Group External Affairs Director and Person Closely Associated
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.89	10,000

d)	Aggregated information: volume, Price	Aggregated volume of shares purchased: 10,000 Ordinary shares Aggregated price of shares purchased: GBP 18,874.00
e)	Date of the transaction	2018-06-12
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 9294S

Vodafone Group Plc

28 June 2018

The following amendment has been made to the ‘DIRECTOR/PDMR SHAREHOLDING’ announcement released on 27 June 2018 at 17:16pm under RNS No 8177S.

The nature of the transaction for Johan Wibergh under ‘Acquisition of shares’ has been amended from ‘Vesting of retention shares under the Global Incentive Plan’ to ‘Vesting of performance shares under the Global Incentive Plan’.

All other details remain unchanged.

The full amended text is shown below.

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of Shares and Conditional Award of Shares

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The awards are in connection with the performance share awards granted on 26 June 2015 by the Company referred to in the Company’s 2018 Annual Report as 2016 long-term incentive (“GLTI”) awards. The vesting of the award was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.  For further details of the Plan, please see the Company’s 2018 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vittorio Colao
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.824229	2,028,332
		GBP 1.824229	955,749

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired:  2,028,332 Ordinary shares

Aggregated price of shares acquired: GBP 3,700,142.06

Aggregated volume of shares sold: 955,749 Ordinary shares

Aggregated price of shares sold: GBP 1,743,505.04

e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.824229	1,061,143
		GBP 1.824229	500,011

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 1,061,143 Ordinary shares

Aggregated price of shares acquired: GBP 1,935,767.83

Aggregated volume of shares sold: 500,011 Ordinary shares

Aggregated price of shares sold: GBP 912,134.57

e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.824229	487,350
		GBP 1.824229	234,781

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 487,350 Ordinary shares

Aggregated price of shares acquired: GBP 889,038.00

Aggregated volume of shares sold: 234,781 Ordinary shares

Aggregated price of shares sold: GBP 428,294.31

e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Antonio Coimbra
2	Reason for the notification
a)	Position/status	Vodafone Spain Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.824229	425,053
		GBP 1.824229	191,763

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 425,053 Ordinary shares

Aggregated price of shares acquired: GBP 775,394.01

Aggregated volume of shares sold: 191,763 Ordinary shares

Aggregated price of shares sold: GBP 349,819.63

e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer — Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction

Vesting of performance and retention shares as part of the Global Long Term Incentive (GLTI) and Global Long Term Retention (GLTR) plans for Senior Leadership Team members.

Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.824229	136,164
		GBP 1.824229	50,755

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 136,164 Ordinary shares

Aggregated price of shares acquired: GBP 248,394.32

Aggregated volume of shares sold: 50,755 Ordinary shares

Aggregated price of shares sold: GBP 92,588.74

e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.824229	729,576
		GBP 1.824229	343,777

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 729,576 Ordinary shares

Aggregated price of shares acquired: GBP 1,330,913.70

Aggregated volume of shares sold: 343,777 Ordinary shares

Aggregated price of shares sold: GBP 627,127.97

e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel & Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.824229	630,362
		GBP 1.824229	297,027

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 630,362 Ordinary shares

Aggregated price of shares acquired: GBP 1,149,924.64

Aggregated volume of shares sold: 297,027 Ordinary shares

Aggregated price of shares sold: GBP 541,845.27

e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Vodafone Group Human Resources Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.824229	443,861
		GBP 1.824229	209,148

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 443,861 Ordinary shares

Aggregated price of shares acquired: GBP 809,704.11

Aggregated volume of shares sold: 209,148 Ordinary shares

Aggregated price of shares sold: GBP 381,533.85

e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.824229	716,321

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 716,321 Ordinary shares Aggregated price of shares acquired: GBP 1,306,733.54
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Wibergh
2	Reason for the notification
a)	Position/status	Vodafone Group Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.824229	716,321
		GBP 1.824229	337,531

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 716,321 Ordinary shares

Aggregated price of shares acquired: GBP 1,306,733.54

Aggregated volume of shares sold: 337,531 Ordinary shares

Aggregated price of shares sold: GBP 615,733.84

e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

Purchase of shares

The below participants purchased shares on 26 June 2018. The individuals chose to increase their shareholding levels either as part of their requirements under the Vodafone Global Incentive Plan or as a personal investment.  For further details of the Plan, please see the Company’s 2018 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares as a personal investment.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8229	189,957

d)	Aggregated information: volume, Price	Aggregated volume: 189,957 Ordinary shares Aggregated price: GBP 346,272.62
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vivek Badrinath
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer AMAP
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8229	312,688

d)	Aggregated information: volume, Price	Aggregated volume: 312,688 Ordinary shares Aggregated price: GBP 569,998.96
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer — Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8229	149,838

d)	Aggregated information: volume, Price	Aggregated volume: 149,838 Ordinary shares Aggregated price: GBP 273,139.69
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Humphries
2	Reason for the notification
a)	Position/status	Group Enterprise Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8229	329,145

d)	Aggregated information: volume, Price	Aggregated volume: 329,145 Ordinary shares Aggregated price: GBP 599,998.42
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8229	157,492

d)	Aggregated information: volume, Price	Aggregated volume: 157,492 Ordinary shares Aggregated price: GBP 287,092.17
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

Conditional award of shares

Conditional awards of shares were granted to the below participants on 26 June 2018 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee and will vest on 26 June 2021.  The amounts shown below are the maximum amounts payable and will be reduced accordingly if the Company achieves less than maximum performance.  For further details of the Plan, please see the Company’s 2018 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	3,278,043

d)	Aggregated information: volume, Price	Aggregated volume: 3,278,043 Ordinary shares Aggregated price: GBP 6,037,500
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannes Ametsreiter
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance and Local performance respectively.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	829,662
		GBP 1.8418	663,729

d)	Aggregated information: volume, Price	Aggregated volume: 829,662 Ordinary shares Aggregated price: GBP 1,528,072 Aggregated volume: 663,729 Ordinary shares Aggregated price: GBP 1,222,457
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vivek Badrinath
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer AMAP
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	1,470,029

d)	Aggregated information: volume, Price	Aggregated volume: 1,470,029 Ordinary shares Aggregated price: GBP 2,707,500
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance and Local performance respectively.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	818,296
		GBP 1.8418	654,637

d)	Aggregated information: volume, Price	Aggregated volume: 818,296 Ordinary shares Aggregated price: GBP 1,507,138 Aggregated volume: 654,637 Ordinary shares Aggregated price: GBP 1,205,711
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Antonio Coimbra
2	Reason for the notification
a)	Position/status	Vodafone Spain Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance and Local performance respectively.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	698,961
		GBP 1.8418	559,169

d)	Aggregated information: volume, Price	Aggregated volume: 698,961 Ordinary shares Aggregated price: GBP 1,287,347 Aggregated volume: 559,169 Ordinary shares Aggregated price: GBP 1,029,878
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer — Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	1,134,759

d)	Aggregated information: volume, Price	Aggregated volume: 1,134,759 Ordinary shares Aggregated price: GBP 2,090,000
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Humphries
2	Reason for the notification
a)	Position/status	Vodafone Group Enterprise Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	1,547,399

d)	Aggregated information: volume, Price	Aggregated volume: 1,547,399 Ordinary shares Aggregated price: GBP 2,850,000
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance and Local performance respectively.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	773,699
		GBP 1.8418	618,959

d)	Aggregated information: volume, Price	Aggregated volume: 773,699 Ordinary shares Aggregated price: GBP 1,425,000 Aggregated volume: 618,959 Ordinary shares Aggregated price: GBP 1,140,000
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel & Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	1,328,184

d)	Aggregated information: volume, Price	Aggregated volume: 1,328,184 Ordinary shares Aggregated price: GBP 2,446,250
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	873,457

d)	Aggregated information: volume, Price	Aggregated volume: 873,457 Ordinary shares Aggregated price: GBP 1,608,734
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Vodafone Group Human Resources Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	1,302,136

d)	Aggregated information: volume, Price	Aggregated volume: 1,302,136 Ordinary shares Aggregated price: GBP 2,398,275
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	1,418,449

d)	Aggregated information: volume, Price	Aggregated volume: 1,418,449 Ordinary shares Aggregated price: GBP 2,612,500
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Wibergh
2	Reason for the notification
a)	Position/status	Vodafone Group Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.8418	1,315,289

d)	Aggregated information: volume, Price	Aggregated volume: 1,315,289 Ordinary shares Aggregated price: GBP 2,422,500
e)	Date of the transaction	2018-06-26
f)	Place of the transaction	Outside of trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 17, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company
Secretary